PRIVATE CLIENT SERVICES, LLC
(S.E.C. I.D. No 8-68183)

STATEMENT OF FINANCIAL CONDITION

FISCAL YEAR-ENDED DECEMBER 31, 2022

AND

INDEPENDENT AUDITORS' REPORT

****



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68183

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2022___ AND ENDING ___12/31/2022___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Private Client Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2225 Lexington Road
(No. and Street)

Louisville	KY	40206
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ernest Sampson	(502) 992-3540	esampson@pcsbd.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rodefer Moss & Co, PLLC

(Name – if individual, state last, first, and middle name)

608 Mabry Hood Road	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)

11/05/2003		910	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ernest Sampson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Private Client Services, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Executive Officer

[signature: Pamela M. Kraft]
Notary Public

PAMELA M. KRAFT
Notary Public
Commonwealth of Kentucky
Commission Number KYNP50312
My Commission Expires May 19, 2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS

• Certified Public Accountants
  • Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932


RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Private Client Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Private Client Services, LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Private Client Services, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Private Client Services, LLC's management. Our responsibility is to express an opinion on Private Client Services, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Private Client Services, LLC's in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
We have served as Private Client Services, LLC's auditor since 2011.
Knoxville, Tennessee
February 24, 2023

PRIVATE CLIENT SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash	$	1,770,513
Deposit with clearing firm		250,000
Deposits with clearing organizations and others		41,471
Due from clearing broker		1,200,603
Securities owned, at fair value		10,551
Accounts receivable		312,375
Commissions and fees receivable		1,789,356
Prepaid assets and other		723,140
Right-of-use asset		89,406
Furniture, equipment, software and leasehold improvements, net		88,732
TOTAL ASSETS	$	**6,276,147**

LIABILITIES AND MEMBERS EQUITY

Accounts payable and accrued expense	$	558,064
Commissions and fees payable		2,097,564
Deferred revenue		1,597,897
Operating lease liabilities		84,692
TOTAL LIABILITIES		**4,338,217**
MEMBERS EQUITY		**1,937,930**
TOTAL LIABILITIES AND MEMBERS EQUITY	$	**6,276,147**

The accompanying notes are an integral part of this statement of financial condition.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Activities – The Company is a dual registrant with the Financial Industry Regulatory Authority, Inc. (FINRA), the Securities and Exchange Commission (SEC) and with various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemption provision of the SEC Rule 15c3-3(k)(2)(ii).

Entity – The Statement of Financial Condition contains only the assets and liabilities specifically related to the business activities of the Company.

The Company's duration shall be perpetual, unless sooner dissolved in accordance with the operating agreement.

Revenue Recognition – The Company recognizes revenue on its variable annuity and mutual fund products once received with an estimate booked representing outstanding commissions and fees due.

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur. Investment advisory fees are received quarterly and are recognized as earned on a pro rata basis over the term of the contract.

The Company records revenues under the provisions of ASC 606, using a five-step revenue model to recognize revenue from contracts with customers. The five steps used in this process are: 1) identify the contract, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the price to the performance obligations, and 5) recognize the revenue. Under this standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount and timing of and cash flows from customer contracts.

Basis of Accounting – The Company uses the accrual basis of accounting.

Cash Equivalents – For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Commissions and Registered Representative Receivables – Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history and current relationships regarding these receivables, it has concluded that realization losses on balances outstanding at year-end, if any, will be immaterial.

Accounting Estimates – The preparation of Statement of Financial Condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Tax Status – The Company is an LLC, owned by KFG Enterprises, Inc., therefore all operating results are reported on a consolidated basis for tax purposes on KFG Enterprises, Inc. return as a S-Corporation election from January 1, 2012, through July 31, 2022. Beginning August 1, 2022, the consolidated return will be filed as a C-Corporation with 30% of KFG Enterprises, Inc. now owned by Private Client Services Employee Stock Ownership Plan (ESOP) and Trust and 70% owned by Ernest Sampson. At December 31, 2022, there was no tax liability as a C-Corporation.

Authoritative accounting standards require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interest as incurred in its statement of operations. There were no interest or penalties incurred during the year ended December 31, 2022.

The Company's federal and various state income tax returns for 2019 through subsequent years are subject to examination by the applicable tax authorities generally for three years after the later of the original or extended due date.

Equipment and Depreciation – Property and equipment are carried at cost and include expenditures for computer equipment. Depreciation is computed on the straight-line basis and depreciable lives are generally 5 years.

Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property or equipment retired or otherwise disposed, and the related accumulated depreciation are removed from the accounts in the year of disposal with the resulting gain or loss reflected in earnings or in the cost of the replacement asset.

The provision for depreciation was $30,035 for the year ended December 31, 2022.

Subsequent Events – The Company has evaluated events or transactions through February 24, 2023, the date these financial statements were issued, for items that should potentially be recognized or disclosed.

Leases – The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancelable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and if or when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The implicit rate of our lease is not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease throughout the lease term at the amount of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

unamortized balance of lease incentives received, and any impairment recognized. There was no impairment recognized as of December 31, 2022. The Company has determined this rate to be 5% at the inception of the lease. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Fair Value Measurements – The Company follows Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements (ASC Topic 820). ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC Topic 820 prescribes the methodology of observable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect assumptions that market participants would use in valuing the asset or liability based on the best information available in the circumstances. The hierarchy, defined by ASC Topic 820, provides for the following three levels to be used to classify the Company's fair value measurements:

Level I - Quoted prices are available in active markets for identical assets or liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level II - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these securities includes investments for which quoted prices are available but traded less frequently and investments that are fair valued using other securities, the parameters of which can be directly observed.

Level III - Securities that have little to no pricing observability as of the report date. These securities are measured using management's best estimate of fair value, where the inputs into the determination of fair value are not observable and require significant management judgment or estimation.

The fair value of securities owned is the amount at which the security could be exchanged in an orderly transaction between market participants at the measurement date. When available, the Company values securities at observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices). In the case of securities transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the securities are principally traded.

Refer to **NOTE 9**, Fair Value of Financial Instruments for further information.

NOTE 2 – CLEARING DEPOSIT

The Company maintains a balance of $250,000 with its clearing broker and securities organization, as a minimum balance requirement. As of December 31, 2022, the underlying balance has been reported accordingly in the accompanying statement of financial condition.

NOTE 3 – COMMISSIONS AND FEES

Commissions and fees include brokerage commissions, life insurance commissions, mutual fund, 12b-1 and investment advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the settlement date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the settlement date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Life insurance and variable annuities. The Company receives commissions for selling life insurance and variable annuities to its customers. The Company identifies contracts with customers and the performance obligations in those contracts. The Company recognizes revenue upon completion of the performance obligation, at the transaction price stipulated in each contract.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the settlement date. Thusly, any fixed amounts are recognized on the settlement date. For variable amounts, the company estimates the amount of the fee receivable based on historic cash receipts from each provider. The historic rates are reviewed quarterly and updates to the estimates are made at that time. Further, the company reduces the estimates by 15% to account for a decline in market conditions between the date of the estimate and the actual cash receipts. The company believes this process yields materially accurate results and bases its accruals upon these estimates. At December 31, 2022, these amounts were $1,789,356.

Asset Management

Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue on a pro rata basis over the quarter as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

NOTE 3 – COMMISSIONS AND FEES (continued)

Deferred Revenue

Deferred revenue represents revenues collected but not earned. As of December 31, this amount was $1,597,897. Deferred revenue is primarily composed of annual fees charged to registered representatives for errors and omissions insurance, FINRA licensing and registrations along with the various state registrations. Deferred revenue is recognized monthly through the fiscal year with the corresponding expenses.

NOTE 4 – CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash & cash equivalents and accounts receivable. The Company places its cash & cash equivalents with three financial institutions. At times, such amounts may be in excess of the FDIC insurable limits. The Company has never experienced any losses related to these cash balances.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (1934 Rule 240.15c3-1), which requires the maintenance of a minimum net capital balance of the greater of $100,000 or 6 2/3% of aggregate indebtedness. In addition, the ratio of aggregate indebtedness to net capital, as derived, must not exceed 15 to 1. On December 31, 2022, the Company's net capital was $1,108,404 which was $876,581 in excess of its minimum net capital requirement of $231,823 and the ratio of aggregate indebtedness to net capital was 3.14 to 1.

NOTE 6 – RETIREMENT PLAN

The Company has a deferred compensation 401(k) plan covering substantially all employees who meet certain eligibility requirements. For the year ended December 31, 2022, the Company's contribution to the 401(k) plan was $86,196. The Private Client Services Employee Stock Ownership Plan ("ESOP") and Trust Agreement became effective as of January 1, 2020. The primary purpose of the plan is to enable participants to acquire stock ownership in the Company. For the year ended December 31, 2022, the Company's contribution to the ESOP was $400,000.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company leases its office space from a related entity. Rent expense paid to that related entity by the Company during 2022 was $119,850.

NOTE 8 – LEASES

Leases-On January 1, 2019, the Company began accounting for leases under the ASU 2016-02, *Leases (Topic 842)* accounting guidance which amended existing lease accounting guidance. The update requires the Company, the lessee, to recognize the right-of-use asset and related lease liability for its operating leases. The Company is using a modified retrospective approach.

The Company entered into 2 non-cancellable lease agreements for office space in 2022. The leases are set to expire in 2024, one with a 2 year annual renewal option to extend it through 2026. Additional renewal options have not been recognized as part of the right-of-use asset because it is not certain that the Company will exercise its option to extend the lease after 2024. Lease expense under these lease agreements was $72,808 in 2022.

Maturities of lease liabilities under noncancelable leases as of December 31, 2022:

Year Ended December 31,	2022	84,692

Future minimum lease payments are as follows:

Year Ended December 31,	2023	65,917
Year Ended December 31,	2024	22,210

Total undiscounted lease payments	$88,127
Less: imputed interest	3,435
Total lease liabilities	$84,692

NOTE 9 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company follows FASB guidance with respect to fair value measurements. This guidance provides a framework for measuring fair value under GAAP, for all financial assets and liabilities measured at fair value on a recurring basis (see **NOTE 1**).

The fair value guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The fair value guidance requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value guidance also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels.

NOTE 9 – FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as certain U.S. Treasury securities that are traded by dealers or brokers in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is determined using model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

The following table summarizes the fair value of financial instruments as of December 31, 2022:

	Level 1	Level II	Level III	Total
Cash Equivalents				
FDIC insured deposits	$ 2,074			$ 2,074
Securities Owned				
Mutual Funds	4,155			4,155
Exchange traded funds	3,317			3,317
Equities	1,005			1,005
TOTAL SECURITIES OWNED	**$ 10,551**			**$ 10,551**

NOTE 10 – RISKS AND UNCERTAINTIES

In the normal course of business, the Company is subject to various claims and litigation arising from normal business operations. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some legal actions or claims could be decided as unfavorable to the Company. Although the amount of ultimate liabilities with respect to such matters cannot be ascertained, management is of the belief that any resulting liability should not materially affect the financial position of the Company.